CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	169	1,267
Accounts receivable	1,017	1,324
Income taxes receivable	280	353
Inventories	1,516	1,385
Prepaid expenses	177	166
	3,159	4,495
Exploration and evaluation assets (note 4)	1,210	1,149
Property, plant and equipment, net (note 5)	32,636	31,987
Goodwill	801	746
Investment in joint ventures	274	237
Other assets	263	234
Total Assets	38,343	38,848
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,683	2,989
Asset retirement obligations (note 10)	83	97
Short-term debt (note 7)	505	895
Contribution payable due within one year (Note 8)	—	1,528
Long-term debt due within one year (note 7)	—	300
	3,271	5,809
Long-term debt (note 7)	5,492	4,097
Other long-term liabilities	609	585
Deferred tax liabilities (note 8)	4,627	4,814
Contribution payable (note 8)	382	—
Asset retirement obligations (note 10)	3,002	2,968
Total Liabilities	17,383	18,273
Shareholders’ equity
Common shares (note 11)	6,989	6,986
Preferred shares (note 11)	729	534
Retained earnings	12,555	12,666
Other reserves	687	389
Total Shareholders’ Equity	20,960	20,575
Total Liabilities and Shareholders’ Equity	38,343	38,848
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income

	Three months ended March 31,
(millions of Canadian dollars, except share data)	2015	2014
Gross revenues	4,017	5,909
Royalties	(130)	(290)
Marketing and other	69	34
Revenues, net of royalties	3,956	5,653
Expenses
Purchases of crude oil and products	2,227	2,964
Production and operating expenses	755	785
Selling, general and administrative expenses	105	119
Depletion, depreciation and amortization (note 5)	864	705
Exploration and evaluation expenses	57	40
Other – net	(26)	100
	3,982	4,713
Earnings (loss) from operating activities	(26)	940
Share of equity investment	—	(2)
Financial items (note 9)
Net foreign exchange gains	62	18
Finance income	2	5
Finance expenses	(52)	(32)
	12	(9)
Earnings (loss) before income taxes	(14)	929
Provisions for (recoveries of) income taxes
Current	54	261
Deferred (note 8)	(259)	6
	(205)	267
Net earnings	191	662
Earnings per share (note 11)
Basic	0.19	0.67
Diluted	0.17	0.66
Weighted average number of common shares outstanding (note 11)
Basic (millions)	983.8	983.5
Diluted (millions)	984.0	985.7
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended March 31,
(millions of Canadian dollars)	2015	2014
Net earnings	191	662
Other comprehensive income
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges	—	(12)
Exchange differences on translation of foreign operations	575	217
Hedge of net investment (note 12)	(277)	(116)
Other comprehensive income	298	89
Comprehensive income	489	751
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078
Net earnings	—	—	662	—	—	662
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $4 million) (note 12)	—	—	—	—	(12)	(12)
Exchange differences on translation of foreign operations (net of tax of $34 million)	—	—	—	217	—	217
Hedge of net investment (net of tax of $17 million) (note 12)	—	—	—	(116)	—	(116)
Total comprehensive income (loss)	—	—	662	101	(12)	751
Transactions recognized directly in equity:
Stock dividends paid	4	—	—	—	—	4
Dividends declared on common shares (note 11)	—	—	(295)	—	—	(295)
Dividends declared on preferred shares (note 11)	—	—	(3)	—	—	(3)
Balance as at March 31, 2014	6,978	291	12,979	262	25	20,535

Balance as at December 31, 2014	6,986	534	12,666	366	23	20,575
Net earnings	—	—	191	—	—	191
Other comprehensive income (loss)
Exchange differences on translation of foreign operations (net of tax of $22 million)	—	—	—	575	—	575
Hedge of net investment (net of tax of $41 million) (note 12)	—	—	—	(277)	—	(277)
Total comprehensive income	—	—	191	298	—	489
Transactions recognized directly in equity:
Preferred shares issuance (note 11)	—	200	—	—	—	200
Share issue costs (note 11)	—	(5)	—	—	—	(5)
Stock dividends paid (note 11)	3	—	—	—	—	3
Dividends declared on common shares (note 11)	—	—	(295)	—	—	(295)
Dividends declared on preferred shares (note 11)	—	—	(7)	—	—	(7)
Balance as at March 31, 2015	6,989	729	12,555	664	23	20,960
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(millions of Canadian dollars)	2015	2014
Operating activities
Net earnings	191	662
Items not affecting cash:
Accretion (note 9)	30	34
Depletion, depreciation and amortization (note 5)	864	705
Exploration and evaluation expenses	—	2
Deferred income tax expenses (recoveries)	(259)	6
Foreign exchange	28	13
Stock-based compensation (note 11)	(10)	6
Loss (gain) on sale of assets	8	(1)
Other	(14)	109
Settlement of asset retirement obligations (note 10)	(31)	(49)
Income taxes recovered (paid)	4	(96)
Interest received	—	3
Change in non-cash working capital (note 6)	53	(58)
Cash flow – operating activities	864	1,336
Financing activities
Long-term debt issuance	3,335	829
Long-term debt repayment	(2,575)	—
Settlement of forward starting interest rate swaps	—	33
Short-term debt - net (note 7)	(390)	—
Debt issue costs	(6)	(7)
Proceeds from preferred share issuance, net of share issue costs (note 11)	195	—
Dividends on common shares (note 11)	(292)	(291)
Dividends on preferred shares (note 11)	(7)	(3)
Interest paid	(55)	(43)
Contribution receivable payment	—	137
Other	19	19
Change in non-cash working capital (note 6)	18	(19)
Cash flow – financing activities	242	655
Investing activities
Capital expenditures	(821)	(1,269)
Proceeds from asset sales	—	2
Contribution payable payment	(1,294)	(33)
Other	(6)	(11)
Change in non-cash working capital (note 6)	(181)	(262)
Cash flow – investing activities	(2,302)	(1,573)
Increase (decrease) in cash and cash equivalents	(1,196)	418
Effect of exchange rates on cash and cash equivalents	98	3
Cash and cash equivalents at beginning of period	1,267	1,097
Cash and cash equivalents at end of period	169	1,518
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Note 1	Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company's and other producers' crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of products and services.

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended March 31,	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Gross revenues	1,355	2,182	366	459	1,721	2,641	347	573	601	939	1,725	2,420	2,673	3,932	(377)	(664)	4,017	5,909
Royalties	(130)	(290)	—	—	(130)	(290)	—	—	—	—	—	—	—	—	—	—	(130)	(290)
Marketing and other	—	—	69	34	69	34	—	—	—	—	—	—	—	—	—	—	69	34
Revenues, net of royalties	1,225	1,892	435	493	1,660	2,385	347	573	601	939	1,725	2,420	2,673	3,932	(377)	(664)	3,956	5,653
Expenses
Purchases of crude oil and products	9	22	335	415	344	437	238	384	483	751	1,539	2,056	2,260	3,191	(377)	(664)	2,227	2,964
Production and operating expenses	512	545	9	8	521	553	43	47	63	63	128	122	234	232	—	—	755	785
Selling, general and administrative expenses	69	79	2	2	71	81	1	2	10	10	3	2	14	14	20	24	105	119
Depletion, depreciation and amortization	719	573	5	7	724	580	26	24	25	24	69	61	120	109	20	16	864	705
Exploration and evaluation expenses	57	40	—	—	57	40	—	—	—	—	—	—	—	—	—	—	57	40
Other – net	(15)	93	(1)	—	(16)	93	(11)	8	1	(1)	—	—	(10)	7	—	—	(26)	100
Earnings (loss) from operating activities	(126)	540	85	61	(41)	601	50	108	19	92	(14)	179	55	379	(40)	(40)	(26)	940
Share of equity investment	—	(2)	—	—	—	(2)	—	—	—	—	—	—	—	—	—	—	—	(2)
Financial items (note 9)
Net foreign exchange gains	—	—	—	—	—	—	—	—	—	—	—	—	—	—	62	18	62	18
Finance income	1	1	—	—	1	1	—	—	—	—	—	—	—	—	1	4	2	5
Finance expenses	(36)	(32)	—	—	(36)	(32)	—	(1)	(1)	(1)	(1)	(1)	(2)	(3)	(14)	3	(52)	(32)
Earnings (loss) before income taxes	(161)	507	85	61	(76)	568	50	107	18	91	(15)	178	53	376	9	(15)	(14)	929
Provisions for (recovery of) income taxes
Current	(165)	66	182	75	17	141	(16)	10	17	27	10	61	11	98	26	22	54	261
Deferred	123	65	(160)	(60)	(37)	5	29	18	(12)	(4)	(219)	5	(202)	19	(20)	(18)	(259)	6
	(42)	131	22	15	(20)	146	13	28	5	23	(209)	66	(191)	117	6	4	(205)	267
Net earnings (loss)	(119)	376	63	46	(56)	422	37	79	13	68	194	112	244	259	3	(19)	191	662
Intersegment revenues	287	563	—	—	287	563	49	54	41	47	—	—	90	101	—	—	377	664
Expenditures on exploration and evaluation assets(3)	73	95	—	—	73	95	—	—	—	—	—	—	—	—	—	—	73	95
Expenditures on property, plant and equipment(3)	651	1,029	19	—	670	1,029	8	4	5	35	48	75	61	114	17	31	748	1,174
As at March 31, 2015 and December 31, 2014
Total exploration and evaluation assets and property, plant and equipment, net	25,824	24,591	762	597	26,586	25,188	1,102	1,155	1,263	1,270	4,603	3,925	6,968	6,350	292	267	33,846	31,805
Total assets	26,488	25,525	1,830	1,978	28,318	27,503	1,209	1,330	1,622	1,842	6,226	5,980	9,057	9,152	968	2,022	38,343	38,677

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

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Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2014 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2014, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with current presentation.
These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on May 5, 2015.
Note 3Significant Accounting Policies
Changes in Accounting Policy
Effective January 1, 2015, the Company adopted the following new accounting standards issued by the IASB:

IFRS 8 Operating Segments
The amendments are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The adoption of this amended standard has no material impact on the Company's consolidated financial statements.

IFRS 2 Share-based Payment
This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition;

•	A performance target must be met while the counterparty is rendering service;

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; and

•	A performance condition may be a market or non-market condition.

The adoption of this amended standard has no impact on the Company's consolidated financial statements.

IFRS 3 Business Combinations
The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). The adoption of this amended standard has no impact on the Company's consolidated financial statements.

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Note 4Exploration and Evaluation Asset

Exploration and Evaluation Assets ($ millions)
December 31, 2014	1,149
Additions	79
Transfers to oil and gas properties (note 5)	(44)
Exchange adjustments	26
March 31, 2015	1,210
Note 5     Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2014	47,974	1,296	2,274	6,561	2,632	60,737
Additions	703	20	8	51	20	802
Acquisitions	1	—	—	—	—	1
Transfers from exploration and evaluation (note 4)	44	—	—	—	—	44
Intersegment transfers	6	(6)	—	—	—	—
Changes in asset retirement obligations	2	—	—	—	(4)	(2)
Disposals and derecognition	(6)	—	—	(21)	—	(27)
Exchange adjustments	346	1	—	545	1	893
March 31, 2015	49,070	1,311	2,282	7,136	2,649	62,448
Accumulated depletion, depreciation, and amortization
December 31, 2014	(23,687)	(527)	(1,154)	(1,988)	(1,394)	(28,750)
Depletion, depreciation and amortization(1)	(703)	(10)	(26)	(68)	(37)	(844)
Intersegment transfers	(2)	2	—	—	—	—
Disposals and derecognition	4	—	—	15	—	19
Exchange adjustments	(77)	—	—	(160)	—	(237)
March 31, 2015	(24,465)	(535)	(1,180)	(2,201)	(1,431)	(29,812)
Net book value
December 31, 2014	24,287	769	1,120	4,573	1,238	31,987
March 31, 2015	24,605	776	1,102	4,935	1,218	32,636

(1)	Depletion, depreciation and amortization for the three months ended March 31, 2015 does not include an exchange adjustment of $20 million (three months ended March 31, 2014 - $3 million).

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Note 6    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended March 31,
	2015	2014
Decrease (increase) in non-cash working capital
Accounts receivable	387	(62)
Inventories	51	(342)
Prepaid expenses	7	(8)
Accounts payable and accrued liabilities	(555)	73
Change in non-cash working capital	(110)	(339)
Relating to:
Operating activities	53	(58)
Financing activities	18	(19)
Investing activities	(181)	(262)
Note 7    Debt and Credit Facilities

Short-term Debt ($ millions)	March 31, 2015	December 31, 2014
Commercial paper (1)	505	895
(1) The commercial paper is supported by the Company's syndicated credit facilities, and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at March 31, 2015 was 1.16% per annum.

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Long-term debt
Syndicated Credit Facility	2018	310	—	—	—
7.55% debentures(1)	2016	254	232	200	200
6.20% notes(1)	2017	380	348	300	300
6.15% notes(1)	2019	380	348	300	300
7.25% notes(1)	2019	951	870	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	634	580	500	500
4.00% senior unsecured notes(1)	2024	951	870	750	750
3.55% notes	2025	750	—	—	—
6.80% notes(1)	2037	491	449	387	387
Debt issue costs(2)		(29)	(26)	—	—
Unwound interest rate swaps		20	26	—	—
Long-term debt		5,492	4,097	3,187	3,187
Long-term debt due within one year
3.75% medium-term notes	2015	—	300	—	—
Long-term debt due within one year		—	300	—	—

(1)	A portion of the Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.

(2)	Calculated using the effective interest rate method.
On October 31, 2013 and November 1, 2013, Husky filed the U.S. Shelf Prospectus with the Alberta Securities Commission and the U.S. Securities and Exchange Commission, respectively, that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including November 30, 2015. At March 31, 2015, the Company had unused capacity of $2.25 billion under its U.S. Shelf Prospectus.

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On February 23, 2015, the Company filed the 2015 Canadian Shelf Prospectus with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including March 22, 2017. At March 31, 2015, the Company had unused capacity of $2.05 billion under its 2015 Canadian Shelf Prospectus.
On March 6, 2015, the limit on the $1.6 billion facility expiring December 14, 2016 was increased to $2.0 billion, and the limit on the $1.63 billion facility expiring June 19, 2018 was increased to $2.0 billion. As at March 31, 2015, the Company had no borrowings under its $2.0 billion facility expiring December 14, 2016 and borrowings of $310 million under its $2.0 billion facility expiring June 19, 2018.

On March 12, 2015, the Company repaid the maturing 3.75 percent medium-term notes issued under a trust indenture dated December 21, 2009. The amount paid to noteholders was $306 million, including $6 million of interest.

On March 12, 2015, the Company issued $750 million of 3.55 percent notes due March 12, 2025 by way of a prospectus supplement dated March 9, 2015 to the 2015 Canadian Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 12 and September 12 of each year, beginning September 12, 2015. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.
Note 8    Contribution Payable
The Company amended the terms of payment of the Company's contribution payable with BP-Husky Refining LLC in the first quarter of 2015. In accordance with the amendment, U.S. $1 billion of the net contribution payable was paid on February 2, 2015. Subsequent to the payment, BP-Husky Refining LLC distributed U.S. $1 billion to each of the joint arrangement partners which resulted in the creation of a deferred tax asset and deferred tax recovery of $203 million in the first quarter of 2015. As a result of prepayment, the accretion rate has been reduced from 6 percent to 2.5 percent for the future term of the agreement. The remaining net contribution payable amount of approximately U.S. $300 million will be paid by way of funding all capital contributions of the BP-Husky Refining LLC joint operation with full payment required on or before December 31, 2017.

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Note 9Financial Items

Financial Items ($ millions)	Three months ended March 31,
	2015	2014
Foreign exchange
Losses on translation of U.S. dollar denominated long-term debt	(27)	—
Gains on non-cash working capital	55	16
Gains on contribution receivable	—	7
Other foreign exchange gains (losses)	34	(5)
Net foreign exchange gains	62	18
Finance income
Contribution receivable	—	1
Interest income	1	3
Other	1	1
Finance income	2	5
Finance expenses
Long-term debt	(70)	(67)
Contribution payable	(10)	(22)
Other	(5)	5
	(85)	(84)
Interest capitalized(1)	63	86
	(22)	2
Accretion of asset retirement obligations (note 10)	(30)	(33)
Accretion of other long-term liabilities	—	(1)
Finance expenses	(52)	(32)
	12	(9)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6 percent (2014 – 7 percent).

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Note 10Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at March 31, 2015 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2014	3,065
Additions	2
Liabilities settled	(31)
Liabilities disposed	(1)
Change in estimates	(4)
Exchange adjustment	24
Accretion (note 9)	30
March 31, 2015	3,085
Expected to be incurred within one year	83
Expected to be incurred beyond one year	3,002
Note 11     Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2014	983,738,062	6,986
Stock dividends	102,220	3
March 31, 2015	983,840,282	6,989
During the three months ended March 31, 2015, the Company declared dividends payable of $0.30 per common share (three months ended March 31, 2014 – $0.30 per common share), resulting in dividends of $295 million (three months ended March 31, 2014 – $295 million). At March 31, 2015, $295 million, including $292 million in cash and $3 million in common shares, was payable to shareholders on account of dividends declared on February 12, 2015 (March 31, 2014 – $295 million in cash). During the three months ended March 31, 2015, an aggregate of $295 million, including $292 million in cash and $3 million in common shares, was paid to shareholders (three months ended March 31, 2014 – $295 million, including $291 million in cash and $4 million in common shares).
Preferred Shares

Preferred Shares	Number of Shares	Amount ($ millions)
Cumulative Redeemable Preferred Shares, Series 1 issued, net of share issue costs	12,000,000	291
Cumulative Redeemable Preferred Shares, Series 3 issued, net of share issue costs	10,000,000	243
Cumulative Redeemable Preferred Shares, Series 5 issued, net of share issue costs	8,000,000	195
March 31, 2015	30,000,000	729

Preferred Shares Dividends ($ millions)	Three months ended March 31,
	2015		2014
	Declared	Paid	Declared	Paid
Cumulative Redeemable Preferred Shares, Series 1	3	3	3	3
Cumulative Redeemable Preferred Shares, Series 3	4	4	—	—
March 31, 2015	7	7	3	3
At March 31, 2015 and 2014, there were no Preferred Share dividends payable.

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On March 12, 2015, the Company issued 8 million Series 5 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $200 million, by way of a prospectus supplement dated March 5, 2015 to the 2015 Canadian Shelf Prospectus. Net proceeds after share issue costs were $195 million. Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the "Series 6 Preferred Shares"), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three months ended March 31, 2015 and 2014:

Stock-based Compensation ($ millions)	Three months ended March 31,
	2015	2014
Stock option plan	(10)	(1)
PSUs	—	7
Stock-based compensation	(10)	6
During the three months ended March 31, 2015, the Company granted six million stock options at an exercise price of $25.41. The following assumptions were used in the Black-Scholes option pricing model for the stock options granted during the quarter:

Black-Scholes Assumptions	March 31, 2015
Dividend per option	$ 1.20
Range of expected volatilities used (percent)	22.1 - 37.9
Range of risk-free interest rates used (percent)	0.5 - 1.0
Expected life of share options from vesting date (years)	1.8
Expected forfeiture rate (percent)	9.7
Weighted average fair value (per share)	$ 1.32
Earnings per Share

Earnings per Share ($ millions)	Three months ended March 31,
	2015	2014
Net earnings	191	662
Effect of dividends declared on preferred shares in the period	(7)	(3)
Net earnings – basic	184	659
Dilutive effect of accounting for stock options as equity-settled(1)	(15)	(8)
Net earnings – diluted	169	651

(millions)
Weighted average common shares outstanding – basic	983.8	983.5
Effect of stock dividends declared in the period	0.2	2.2
Weighted average common shares outstanding – diluted	984.0	985.7

Earnings per share – basic ($/share)	0.19	0.67
Earnings per share – diluted ($/share)	0.17	0.66

(1)
Stock-based compensation recovery was $10 million based on cash-settlement for the three months ended March 31, 2015 (three months ended March 31, 2014 – recovery of $1 million). Stock-based compensation expense was $5 million based on equity-settlement for the three months ended March 31, 2015 (three months ended March 31, 2014 – expense of $7 million). For the three months ended March 31, 2015, equity-settlement of stock options was considered more dilutive than cash-settlement of stock options and, as such, was used to calculate diluted earnings per share.

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For the three months ended March 31, 2015, 31 million tandem options (three months ended March 31, 2014 – 22 million tandem options) were excluded from the calculation of diluted earnings per share as these were anti-dilutive. For the three months ended March 31, 2015, there were no tandem performance options (three months ended March 31, 2014 – 43,900 anti-dilutive tandem performance options) excluded from the calculation of diluted earnings per share as these options expired during the third quarter of 2014.
Note 12    Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, inventory measured at fair value, other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at March 31, 2015	As at December 31, 2014
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	(6)	(5)
Crude oil(2)	44	4
Foreign currency contracts – FVTPL
Foreign currency forwards	1	(1)
Other assets – FVTPL	2	2
Contingent consideration	—	(40)
Hedge of net investment(3)(4)	(630)	(353)
	(589)	(393)

(1)
Natural gas contracts includes a $6 million decrease as at March 31, 2015 (December 31, 2014 – $12 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $59 million at March 31, 2015.

(2)
Crude oil contracts includes a $32 million increase as at March 31, 2015 (December 31, 2014 – $21 million decrease) to the fair value of held-for-trading inventory recognized in the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $303 million at March 31, 2015.

(3)	Hedging instruments are presented net of tax.

(4)	Represents the translation of the Company's U.S. denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at March 31, 2015 was $5.7 billion (December 31, 2014 – $4.8 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments.

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During the three months ended March 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities and other long-term liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in fair value of financial liabilities classified in Level 3 is provided below:

Level 3 Valuations ($ millions)

Balance as at December 31, 2014	40
Upside interest payment	(30)
Decrease on revaluation(1)	(10)
Balance as at March 31, 2015	—

(1)	Revaluation of the contingent consideration liability is recorded in other – net in the consolidated statements of income.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At March 31, 2015, the Company had designated U.S. 2.9 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2014 – U.S. $2.9 billion). For the three months ended March 31, 2015, the Company incurred an unrealized loss of $277 million (three months ended March 31, 2014 – $116 million), arising from the translation of the debt, net of tax of $41 million (three months ended March 31, 2014 – $17 million). The unrealized loss is recorded in the hedge of net investment line item within OCI.
Interest Rate Swaps
At March 31, 2015, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $19 million (December 31, 2014 – $26 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $6 million for the three months ended March 31, 2015 (three months ended March 31, 2014 – offsets of $6 million).
During the three months ended March 31, 2014, the Company discontinued its cash flow hedge with respect to the forward starting interest rate swaps. These forward interest rate swaps were settled and derecognized during the period. Accordingly, the accrued gain in other reserves-hedging, within the condensed consolidated statement of changes in shareholders' equity, is being amortized into net earnings over the remaining life of the underlying long-term debt to which the hedging relationship was originally designated. The amortization period is ten years.
At March 31, 2015, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $22 million (December 31, 2014 – $23 million), net of tax of $8 million (December 31, 2014 – net of tax of $8 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in offsets to finance expenses of less than $1 million for the three months ended March 31, 2015.

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The gains (losses) recognized on other risk management positions for the three months ended March 31, 2015 are set out below:

	Three months ended March 31, 2015
Gross Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange Losses
Commodity contracts
Natural gas	(1)	—	—
Crude oil	41	—	—
Foreign currency
Foreign currency forwards(1)	—	1	(30)
	40	1	(30)

(1)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

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